UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OSMOTICA PHARMACEUTICALS PLC

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE $0.01 PER SHARE

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

DECEMBER 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	SCHEDULE 13G	Page 1 of 12 Pages

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,450,785*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,450,785*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,450,785*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.

CUSIP No. G6S41R101	SCHEDULE 13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS ACP HOLDCO (OFFSHORE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,183,899*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,183,899*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,899*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 4

CUSIP No. G6S41R101	SCHEDULE 13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS ACP III AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,296,965*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,296,965*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,296,965*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.

CUSIP No. G6S41R101	SCHEDULE 13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS ORBIT CO-INVEST I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,936,926*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,936,926*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,926*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

CUSIP No. G6S41R101	SCHEDULE 13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS ORBIT CO-INVEST III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,032,995*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,032,995*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,995*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

Item 1(a).	Name of Issuer

Osmotica Pharmaceuticals plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

400 Crossing Boulevard

Bridgewater, New Jersey 08807

Item 2.	(a) Name of Person

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Avista Capital Partners III GP, L.P.

(ii) ACP Holdco (Offshore), L.P.

(iii) ACP III AIV, L.P.

(iv) Orbit Co-Invest I LLC

(v) Orbit Co-Invest III LLC

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

c/o Avista Capital Partners

65 East 55th Street, 18th Floor

New York, NY 10022

(c) Citizenship

Avista Capital Partners III GP, L.P., Orbit Co-Invest I LLC and Orbit Co-Invest III LLC: Delaware

ACP Holdco (Offshore), L.P. and ACP III AIV, L.P.: Bermuda

(d) Title of Class of Securities

Ordinary shares, nominal value $0.01 per share

(e) CUSIP Number

G6S41R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Avista Capital Partners III GP, L.P.	20,450,785	38.9%	0	20,450,785	0	20,450,785
ACP Holdco (Offshore), L.P.	5,183,899	9.9%	0	5,183,899	0	5,183,899
ACP III AIV, L.P.	9,296,965	17.7%	0	9,296,965	0	9,296,965
Orbit Co-Invest I LLC	4,936,926	9.4%	0	4,936,926	0	4,936,926
Orbit Co-Invest III LLC	1,032,995	2.0%	0	1,032,995	0	1,032,995

(a)

Avista Capital Partners III GP, L.P. serves as the general partner of ACP Holdco (Offshore), L.P. and ACP III AIV, L.P. and as the manager of Orbit Co-Invest I LLC and Orbit Co-Invest III LLC. By virtue of these relationships, Avista Capital Partners III GP, L.P. may be deemed to share beneficial ownership of the 5,183,899 ordinary shares held by ACP Holdco (Offshore), L.P., the 9,296,965 ordinary shares held by ACP III AIV, L.P., the 4,936,926 ordinary shares held by Orbit Co-Invest I LLC and the 1,032,995 ordinary shares held by Orbit Co-Invest III LLC. Voting and disposition decisions at Avista Capital Partners III GP, L.P. with respect to those shares are made by an investment committee, the members of which include David Burgstahler and Sriram Venkataraman, each of whom serves as a director of the Issuer. Each of the members of the investment committee disclaims beneficial ownership of these securities.

(b)

Based on 52,518,924 ordinary shares, nominal value $0.01 per share, outstanding as of November 7, 2018 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Issuer, ACP Holdco (Offshore), L.P., ACP III AIV, L.P., Orbit Co-Invest I LLC, Orbit Co-Invest III LLC (together with ACP Holdco (Offshore), L.P., ACP III AIV, L.P. and Orbit Co-Invest I LLC, the “Avista Entities”), Altchem Limited, Orbit Co-Invest A-I LLC (together with Altchem Limited, the “Altchem Entities”) and the management shareholders identified therein are party to a Shareholders Agreement (the “Shareholders Agreement”) dated October 17, 2018, pursuant to which the Avista Entities and the Altchem Entities agreed to vote all of their outstanding ordinary shares of the Issuer to ensure the composition of the Issuer’s Board of Directors as set forth in the Shareholders Agreement, for so long as the Avista Entities and Altchem each own at least 10% of the Issuer’s outstanding ordinary shares. Consequently, the Avista Entities and the Altchem Entities may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the securities of the Issuer.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

EXHIBIT INDEX

Exhibit No.

A	Joint Filing Agreement, dated February 7, 2019 among Avista Capital Partners III GP, L.P., ACP Holdco (Offshore), L.P., ACP III AIV, L.P., Orbit Co-Invest I LLC and Orbit Co-Invest III LLC.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

AVISTA CAPITAL PARTNERS III GP, L.P.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP HOLDCO (OFFSHORE), L.P.

By:	Avista Capital Partners III GP, L.P. its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP III AIV, L.P.

By:	Avista Capital Partners III GP, L.P. its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ORBIT CO-INVEST I LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ORBIT CO-INVEST III LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative